UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number 001-15190

Satyam Computer Services Limited

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal,
R.R. District — 500855
Hyderabad, Andra Pradesh
India
(91) 40-5523-3505
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]        No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into the following registration statement: Form S-8 (Registration No. 333-13772)

SIGNATURES
EXHIBIT INDEX
EX-99.1 Press Release dtd 22 Apr 04
EX-99.2 Consolidated F/S FYE 31 Mar 04 (US GAAP)
EX-99.3 Summary 4Q&Annual Fin Results dtd 22 Apr04
EX-99.4 Investor Link News Update dtd 22 Apr 04
EX-99.5 Unconsolidated F/S 31 Mar 04 (Indian GAAP)
EX-99.6 Consolidated F/S 31 Mar 04 (Indian GAAP)

1.  Other Events

On April 22, 2004, the Company released a press release concerning its financial results for the quarter and the fiscal year ended March 31, 2004. A copy of the release is attached hereto as exhibit 99.1 and is incorporated herein by reference.

The Company has restated its financial statements under U.S. GAAP for the fiscal years ended March 31, 2001, 2002 and 2003 to reflect the impact of losses of Sify Limited (formerly Satyam Infoway Limited), or Sify, on deferred tax liabilities and income taxes associated with the Company’s equity investment in Sify. The Company’s U.S. GAAP financial statements have been restated to reflect the following adjustments: an increase of U.S.$8.1 million to retained earnings for the fiscal year ended March 31, 2001, an increase of U.S.$16.5 million to net profit for the fiscal year ended March 31, 2002 and an increase of U.S.$2.5 million to net profit for the fiscal year ended March 31, 2003.

A copy of the Company’s consolidated (audited) financial statements prepared under U.S. GAAP for the fiscal year ended March 31, 2004 is attached hereto as exhibit 99.2 and is incorporated herein by reference. Note 22 of such financial statements describes the basis of the restatement in more detail.

On April 22, 2004, as required by the Indian stock exchanges on which the Company’s shares are listed, the Company published a summary of its financial results for the quarter and the fiscal year ended March 31, 2004 and filed a copy of this summary with the Indian stock exchanges. A copy of the summary of the fourth quarter and annual financial results is attached hereto as exhibit 99.3 and is incorporated herein by reference.

The summary of financial results filed with the Indian stock exchanges was accompanied by an Investor Link News Update which provided further details on the matters covered in the release. A copy of the Investor Link News Update is attached hereto as exhibit 99.4 and is incorporated herein by reference.

A copy of the Company’s unconsolidated/standalone (audited) financial statements prepared under Indian GAAP for the fourth quarter and fiscal year ended March 31, 2004 is attached hereto as exhibit 99.5 and is incorporated herein by reference.

A copy of the Company’s consolidated (audited) financial statements prepared under Indian GAAP for the fiscal year ended March 31, 2004 is attached hereto as exhibit 99.6 and is incorporated herein by reference.

IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT AND THE EXHIBITS THERETO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT AND THE EXHIBITS THERETO INCLUDE, BUT ARE NOT LIMITED TO, COMMENTS REGARDING THE FINANCIAL OUTLOOK OF THE COMPANY. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS – WE UNDERTAKE NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS, PLEASE SEE THE DISCUSSIONS UNDER THE HEADING “RISK FACTORS” IN OUR REPORT ON FORM 6-K DATED

JANUARY 27, 2004 FOR THE QUARTER ENDED DECEMBER 31, 2003 FURNISHED TO THE SECURITIES EXCHANGE COMMISSION AND THE OTHER REPORTS FILED WITH THE SECURITIES EXCHANGE COMMISSION FROM TIME TO TIME. THESE FILINGS ARE AVAILABLE AT WWW.SEC.GOV.

2.  Exhibits

99.1	Press Release of the Company concerning financial results dated April 22, 2004.
99.2	Consolidated financial statements for the fiscal year ended March 31, 2004 under U.S. GAAP (audited).
99.3	Summary of Fourth Quarter and Annual Financial Results of the Company dated April 22, 2004.
99.4	Investor Link News Update of the Company dated April 22, 2004.
99.5	Unconsolidated/standalone financial statements for the quarter and fiscal year ended March 31, 2004 under Indian GAAP (audited).
99.6	Consolidated financial statements for the fiscal year ended March 31, 2004 under Indian GAAP (audited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: April 27, 2004
SATYAM COMPUTER SERVICES LIMITED
	By:	/s/ G. Jayaraman
		Name:	G. Jayaraman
		Title:	Vice President Corporate Affairs and Company Secretary

EXHIBIT INDEX

99.1	Press Release of the Company concerning financial results dated April 22, 2004.
99.2	Consolidated financial statements for the fiscal year ended March 31, 2004 under U.S. GAAP (audited).
99.3	Summary of Fourth Quarter and Annual Financial Results of the Company dated April 22, 2004.
99.4	Investor Link News Update of the Company dated April 22, 2004.
99.5	Unconsolidated/standalone financial statements for the quarter and fiscal year ended March 31, 2004 under Indian GAAP (audited).
99.6	Consolidated financial statements for the fiscal year ended March 31, 2004 under Indian GAAP (audited).